                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                             Form 20-F [X] Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                              Yes        No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

     The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

     We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited, reviewed and non-consolidated financial information as of and for the three months ended March 31, 2002 and 2003 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP"), which differs in certain material respects from generally accepted accounting principles in the United States.

     The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, although net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements. Under Korean GAAP, our non-consolidated revenues accounted for between approximately 74.4% and 92.6% of our consolidated revenues for the years ended December 31, 2000, 2001 and 2002. We can give no assurance as to what the actual ratios will be for 2003.

     Shinsegi was merged into SK Telecom on January 13, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi, as a subsidiary, and which was accounted for using the equity method of accounting in our non-consolidated financial information.


                                                                            FOR THE THREE MONTHS
                                                                              ENDED MARCH 31,
                                                                      ---------------------------------
                                                                          2002                 2003
                                                                      -----------          ------------
                                                                            (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue.............................................         W 1,932.2             W 2,242.7
Operating Expenses............................................           1,269.2               1,491.8
Operating Income..............................................             663.1                 750.9
Other Income..................................................              59.0                  48.7
Other Expenses................................................              85.6                 149.5
Income Taxes..................................................             192.9                 201.9
                                                                      ----------           -----------
Net Income....................................................         W   443.6             W   448.7
                                                                      ==========           ===========


                                                                              AS OF MARCH 31,
                                                                      ---------------------------------
                                                                          2002                 2003
                                                                      -----------          ------------
                                                                            (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets..........................................         W 2,757.5             W 4,108.7
Total Non-Current Assets......................................           8,648.5               8,995.6
Total Assets..................................................          11,406.0              13,104.3
Total Current Liabilities.....................................           2,976.4               4,928.8
Total Long-Term Liabilities...................................           2,879.7               3,237.6
                                                                      ----------           -----------
Total Shareholders' Equity....................................         W 5,550.0             W 4,937.8
                                                                      ==========           ===========



     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 16.1% to Won 2,242.7 billion for the three months ended March 31, 2003 from Won 1,932.2 billion for the three months ended March 31, 2002, principally reflecting an 18.7% increase in cellular revenue to Won 1,983.0 billion for the three months ended March 31, 2003 from Won 1,670.1 billion for the three months ended March 31, 2002.

     The increase in SK Telecom's cellular revenue was principally due to increases in the number of SK Telecom's average wireless subscribers and non-consolidated average monthly revenue per subscriber (excluding interconnection revenue). The number of SK Telecom's subscribers increased to approximately 17.6 million as of March 31, 2003 from approximately 16.0 million as of March 31, 2002. Wireless Internet sales increased by 108.7% to Won 265 billion for the three months ended March 31, 2003 from Won 127.3 billion for the three months ended March 31, 2002, representing 13.4% of SK Telecom's cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders. However, the increase in wireless Internet sales was partially offset by a change in the accounting method related to wireless Internet sales. SK Telecom now recognizes e-lottery sales net of sourcing cost of contents. Such sales were previously recognized on a gross basis. Value-added service and others sales increased by 69.8% to Won 105.2 billion for the three months ended March 31, 2003 from Won 61.9 billion for the three months ended March 31, 2002.

     SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) increased by 3.2% to Won 42,895 for the three months ended March 31, 2003 from Won 41,546 for the three months ended March 31, 2002. The increase was principally due to increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service, despite a change in the accounting method related to voice information services. SK Telecom now recognizes voice information sales net of commissions to contents providers. Such sales were previously recognized on a gross basis. However, the increase was partially offset by the reduction in tariffs by 7.3% (based on the reduction in a standard tariff plan) from January 2003.

     Interconnection revenue decreased slightly by 0.9% to Won 259.7 billion for the three months ended March 31, 2003 from Won 262.1 billion for the three months ended March 31, 2002. The decrease was the result of lower interconnection rates in 2003.

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 13.2% to Won 750.9 billion for the three months ended March 31, 2003 from Won
663.1 billion for the three months ended March 31, 2002. SK Telecom's operating income did not increase commensurate with the increase in its operating revenue as a result of an increase in its operating expenses for the first quarter of 2003. SK Telecom's operating expenses for the three months ended March 31, 2003 increased by 17.5% to Won 1,491.8 billion compared to Won 1,269.2 billion for the three months ended March 31, 2002. The increase in SK Telecom's operating expenses was primarily due to the increases in commissions, depreciation expenses, interconnection expenses, labor costs, advertising expenses, leased line expenses and miscellaneous operating expenses.

     Commissions paid to SK Telecom's authorized dealers increased by 19.4% to Won 525.1 billion for the three months ended March 31, 2003 compared to Won
439.7 billion for the three months ended March 31, 2002. The increase was primarily due to the increase in average subscribers by 12.4% during the period and as a result of our aggressive marketing activities to maintain our market leadership in 2G & 2.5G service as well as 3G service going forward.

     Depreciation and amortization expenses increased by 5.9% to Won 315.2 billion for the three months ended March 31, 2003 compared to Won 297.7 billion for the three months ended March 31, 2002. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

     Interconnection expenses increased by 21.5% to Won 181.1 billion for the three months ended March 31, 2003 compared to Won 149.0 billion for the three months ended March 31, 2002. The increase was primarily due to the higher subscriber numbers and an increase of the mandated payment in Universal Service Obligation fund for the first quarter of 2003 of Won 22.5 billion compared to Won 7.2 billion in the first quarter of 2002, which were only partially offset by a decrease in interconnection rates and a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks.

     Labor cost increased by 27.9% to Won 123.9 billion for the three months ended March 31, 2003 compared to Won 96.9 billion for the three months ended March 31, 2002. The increase was primarily due to higher wage levels.

     Advertising expenses increased by 32.8% to Won 92.7 billion for the three months ended March 31, 2003 compared to Won 69.8 billion for the three months ended March 31, 2002, primarily due to the promotion of new services such as Cara, June and Moneta.

     Leased line expenses increased by 11.0% to Won 72.9 billion for the three months ended March 31, 2003 compared to Won 65.7 billion for the three months ended March 31, 2002, primarily due to an increase in wireless traffic.

     Miscellaneous operating expenses increased by 20.3% to Won 180.9 billion for the three months ended March 31, 2003 compared to Won 150.3 billion for the three months ended March 31, 2002, primarily due to increases in research and development expenses and frequency usage fees.

     Non-Consolidated Other Income. Other income decreased by 17.5% to Won 48.7 billion for the three months ended March 31, 2003 compared to Won 59.0 billion for the three months ended March 31, 2002. Other income consists primarily of commission income, interest income, foreign exchange and translation gains, gain on equity method, gain on disposal of property and equipment, reversal of allowance for doubtful accounts and miscellaneous income. Other income decreased primarily due to the absence of gain on equity method (compared to a gain of Won
21.7 billion in the first quarter of 2002), a decrease in gain on disposal of property and equipment and the absence of reversal of allowance for doubtful accounts (compared to a gain of Won 1.5 billion in the first quarter of 2002) which were partially offset by increases in commission income, foreign exchange translation gains, interest income and miscellaneous other income.

     Non-Consolidated Other Expenses. Other expenses increased by 74.6% to Won
149.5 billion for the three months ended March 31, 2003 compared to Won 85.6 billion for the three months ended March 31, 2002. Other income consists primarily of interest expense, donations, foreign exchange and translation losses, loss on equity method and miscellaneous expenses. Other expenses increased primarily as a result of increases in interest expenses, donations and loss on equity method. As a percentage of operating revenue, other expenses increased slightly to 6.7% for the three months ended March 31, 2003 from 4.4% for the three months ended March 31, 2002.

     Non-Consolidated Income Tax. Provision for income taxes increased by 4.7% to Won 201.9 billion for the three months ended March 31, 2003 from Won 192.9 billion for the three months ended March 31, 2002.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased slightly by 1.1% to 448.7 billion for the three months ended March 31, 2003 from Won 443.6 billion for the three months ended March 31, 2002.

                                INCOME STATEMENT


(KRW mn)                                                                1Q 03                4Q 02               1Q 02(1)
                                                                      ---------            ---------            ---------
REVENUE                                                               2,242,746            2,365,638            1,932,239
                                                                      ---------            ---------            ---------
OPERATING EXPENSES                                                    1,491,808            1,772,653            1,269,150
                                                                      ---------            ---------            ---------
   WAGE AND EMPLOYEE BENEFITS                                           123,926               59,844               96,891
   COMMISSIONS PAID                                                     525,085              603,457              439,690
   ADVERTISING                                                           92,696              155,115               69,793
   DEPRECIATION                                                         315,180              425,386              297,689
   NETWORK INTERCONNECTION                                              181,112              196,759              149,010
   LEASED LINE                                                           72,894               70,193               65,730
   R&D EXPENSES                                                          47,784               58,538               33,212
   FREQUENCY USAGE FEES                                                  31,569               30,634               27,992
   BAD DEBT                                                               3,731               15,357                1,902
   RENT                                                                  30,644               33,359               39,989
   OTHERS                                                                67,187              124,011               47,252
                                                                      ---------            ---------            ---------
OPERATING INCOME                                                        750,938              592,985              663,089
                                                                      ---------            ---------            ---------
NON-OPERATING INCOME                                                     48,691               68,421               59,008
                                                                      ---------            ---------            ---------
   INTEREST INCOME                                                       11,813               13,687                9,282
   INCOMING FEES                                                         27,168               24,618               21,746

   FOREIGN EXCHANGE AND TRANSLATION GAINS                                 2,453                6,217                  160
   REVERSAL OF ALLOWANCE FOR DOUBTFUL ACCOUNTS                                0               -5,826                1,527
   GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT                               276                  596                1,862
   GAIN ON EQUITY METHOD                                                      0               23,478               21,679
   OTHER                                                                  6,981                5,652                2,751
                                                                      ---------            ---------            ---------
NON-OPERATING EXPENSES                                                  149,479              423,643               85,555
                                                                      ---------            ---------            ---------
   INTEREST EXPENSES                                                     86,734               77,175               68,745
   DONATIONS                                                             20,102               72,621               11,427
   LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT                             2,194              177,830                3,338

   LOSS ON EQUITY METHOD                                                 11,405                    -                    -
   FOREIGN EXCHANGE AND TRANSLATION LOSS
                                                                         11,796                1,798                1,274

   LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES                           16,417               44,496                    -

   LOSS ON DISPOSAL OF INVESTMENT ASSETS                                     77               49,281                  354

   OTHER                                                                    753                  441                  417
                                                                      ---------            ---------            ---------
ORDINARY INCOME                                                         650,149              237,764              636,543
                                                                      ---------            ---------            ---------
INCOME BEFORE INCOME TAXES                                              650,154              238,268              636,543
                                                                      ---------            ---------            ---------
   INCOME TAXES                                                         201,480               75,628              192,902
                                                                      ---------            ---------            ---------
NET INCOME                                                              448,674              162,640              443,641
                                                                      ---------            ---------            ---------


1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002

                                 BALANCE SHEET


(KRW mn)                                                       Mar 03                  Dec 02                   Mar 02
                                                             ----------              ----------               ----------
TOTAL ASSETS                                                 13,104,257              12,721,218               13,104,257
                                                             ----------              ----------               ----------
   CURRENT ASSETS                                                                                              2,757,529
                                                              4,108,732               2,746,991
                                                             ----------              ----------               ----------
      CASH AND MARKETABLE SECURITIES                          1,620,876                 546,382                  430,291
      ACCOUNTS RECEIVABLE - TRADE                             1,253,421               1,290,475                1,046,660
      SHORT-TERM LOANS                                           27,640                  29,623                   22,790
      ACCOUNTS RECEIVABLE - OTHER                             1,103,879                 809,616                1,204,752
      ACCRUED INCOME RECEIVABLES                                  8,877                   4,805                    5,447
      INVENTORIES                                                 9,872                  10,718                    2,823
      OTHER                                                      84.168                  55,372                   44,766
                                                             ----------              ----------               ----------
   INVESTMENT ASSETS                                          2,352,419               3,132,330                2,190,441
                                                             ----------              ----------               ----------
      LONG-TERM INVESTMENT SECURITIES                         2,010,099               2,806,963                1,834,059
      LONG-TERM LOANS                                            54,215                  57,984                   73,726
      GUARANTEE DEPOSITS                                        240,170                 221,815                  252,910
      OTHER                                                      47,935                  45,568                   29,745
                                                             ----------              ----------               ----------
   PROPERTY AND EQUIPMENT                                     4,279,040               4,451,548                4,011,519
                                                             ----------              ----------               ----------
      LAND                                                      439,270                 439,915                  440,302
      BUILDING AND FIXTURE                                      775,553                 778,833                  777,246
      EQUIPMENT                                               2,499,356               2,432,552                2,289,971
      CONSTRUCTION IN PROGRESS                                  233,958                 345,063                  194,907
      OTHER                                                     330,904                 455,186                  309,094
                                                             ----------              ----------               ----------
   INTANGIBLE ASSETS                                          2,364,066               2,390,350                2,446,556
                                                             ----------              ----------               ----------

LIABILITIES                                                   8,166,462               7,184,271                5,856,095
                                                             ----------              ----------               ----------
   CURRENT LIABILITIES                                        4,928,846               4,015,859                2,976,394
                                                             ----------              ----------               ----------
      ACCOUNTS PAYABLE                                          903,446               1,587,532                  789,377
      SHORT-TERM BORROWINGS                                   1,691,326                 620,000                  390,552
      INCOME TAXES PAYABLE                                      411,083                 362,365                  715,000
      ACCRUED EXPENSES                                          359,974                 354,716                  382,330
      CURRENT PORTION OF LONG-TERM DEBT                       1,139,794                 920,745                  489,325
      OTHER                                                     423,223                 170,502                  209,809
                                                             ----------              ----------               ----------
   LONG-TERM LIABILITIES                                      3,237,617               3,168,412                2,879,701
                                                             ----------              ----------               ----------
      LONG-TERM DEBT                                          2,984,162               2,913,922                2,691,594
      FACILITY DEPOSITS                                          45,249                  46,850                   48,127
      ACCRUED SEVERANCE INDEMNITIES                              55,448                  45,861                    4,088
      OTHER                                                     152,758                 161,778                  135,892
                                                             ----------              ----------               ----------
   SHAREHOLDERS' EQUITY                                       4,937,794               5,536,948                4,937,794
                                                             ----------              ----------               ----------
      CAPITAL STOCK                                              44,576                  44,576                   44,576
      CAPITAL SURPLUS                                         2,884,355               2,884,385                2,895,246
      RETAINED EARNINGS                                       4,184,402               4,897,099                3,829,462
      CAPITAL ADJUSTMENTS                                    (2,175,539)             (2,289,112)              (1,219,335)
         TREASURY STOCK                                      (2,047,087)             (2,192,449)              (1,192,940)
         UNREALIZED LOSS ON VALUATION OF                       (131,322)                (99,115)                 (27,592)
         LONG-TERM INVESTMENT SECURITIES
         STOCK OPTIONS                                            2,870                   2,452                    1,198
                                                             ----------              ----------               ----------


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SK TELECOM CO., LTD.




                                   By: /s/ Sung Hae Cho
                                   ---------------------------
                                       Name:  Sung Hae Cho
                                       Title: Vice President
                                              IR Office

Date:  May 16, 2003